Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-119573

Prospectus Supplement No. 2

to Prospectus dated November 10, 2004

DIGITAL LIFESTYLES GROUP, INC.

COMMON STOCK

UP TO 22,676,284 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

We are supplementing the prospectus dated November 10, 2004, to provide information contained in our Current Report on Form 8-K filed December 2, 2004. This Prospectus Supplement supplements information contained in the Prospectus dated November 10, 2004, covering the resale by the Selling Stockholders of up to 22,676,284 shares of our common stock currently held by or issuable to the Selling Stockholders upon the exercise of certain rights and warrants. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendment or supplement thereto.

INVESTING IN THE SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS DATED NOVEMBER 10, 2004 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 2, 2004.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 29, 2004

Digital Lifestyles Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

0-27828	13-3779546
(Commission File Number)	(IRS Employer Identification No.)

1001 S. Capital of Texas Hwy. Building I, Suite 200 Austin, Texas	78746
(Address of Principal Executive Offices)	(Zip Code)

(512) 617-8282

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	ENTRY INTO A MATERIAL AGREEMENT

Digital Lifestyles Group, Inc. (the “Company”) announced today that on November 30, 2004, it closed a financing transaction with Laurus Master Fund, Ltd, a Cayman Islands corporation (“Laurus”), to obtain a $7,500,000 credit facility. The financing was completed pursuant to a Security Agreement by and among the Company, Northgate Operating Company, a California corporation and wholly owned subsidiary of the Company (“Northgate”), hip-e Operating Company, a Delaware corporation and wholly owned subsidiary of the Company (“hip-e,” and together with Northgate, the “Operating Subsidiaries”) and Laurus (the “Security Agreement”), pursuant to which the Company issued to Laurus a $2,750,000 Secured Convertible Minimum Borrowing Note (the “MB Note”) and a $4,750,000 Secured Convertible Revolving Note (the “Revolving Note” and, together with the MB Note, the “Notes”).

The amount of funds available for borrowing under the credit facility is based upon eligible inventory and accounts receivable of the Company and the Operating Subsidiaries, with an advance rate equal to the sum of (i) 50% of eligible inventory of the Company and the Operating Subsidiaries, up to $1,500,000, and (ii) 90% of eligible accounts receivable of the Company and the Operating Subsidiaries.

The Security Agreement contains representations and warranties, covenants and indemnification provisions that are typical for similar asset-based credit facilities.

Each of the Notes is dated November 29, 2004, matures on November 29, 2007 and carries an interest rate of prime plus two percent, subject to potential downward adjustment based upon the future trading price of the Company’s common stock, par value $.03 per share (“Common Stock”). Laurus may convert all or a portion of the principal amount of the Notes and accrued interest thereon into shares of Common Stock at a conversion price of $0.39 per share, subject to anti-dilution adjustments. The conversion price of the Notes will be adjusted upon the occurrence of certain events including but not limited to: (i) any recapitalization, reorganization or reclassification involving the Company’s Common Stock; (ii) any stock split, combination or dividend payable in shares of Common Stock; (iii) any merger, consolidation or sale of substantially all of the Company’s assets; and (iv) any issuance of shares of Common Stock or securities convertible into Common Stock at a consideration per share less than the conversion price.

Laurus’ ability to convert either Note into shares of Common Stock is limited so that Laurus on any given day may convert a Note into only up to that number of shares equal to 30% of the aggregate trading volume of the Common Stock for the twenty-two trading days immediately prior to the conversion date minus the number of shares already issued to Laurus, if any, upon conversions of the Notes during that twenty-two trading day period. Further, Laurus cannot deliver more than two conversion notices during any twenty-two day trading period. The Notes also contain a restriction that prohibits Laurus from converting either Note into any number of shares that would result in Laurus becoming the beneficial owner of more than 4.99% of the outstanding shares of Common Stock.

The MB Note is structured as a term note and the Revolving Note is structured as a revolving balance note. In the event that the aggregate outstanding balance under the MB Note falls below $2,750,000 due to conversions, amounts due and payable under the Revolving Note shall be transferred to a new MB Note, so that, at any given time, the aggregate outstanding balance under all outstanding MB Notes during the term of the credit facility remains equal to $2,750,000. However, transfers of outstanding amounts under the Revolving Note are subject to the condition that, after the transfer, the outstanding principal amount of the Revolving Note shall not be reduced below $1,500,000, which makes it possible that the aggregate outstanding balance under all outstanding MB Notes during the term of the credit facility could be less than $2,750,000.

Amounts outstanding under the Revolving Note will also vary as funds are borrowed and repaid from time to time during the term. The Security Agreement requires the Company to maintain a lock box account to receive payments of the Company’s accounts receivable, and all funds transmitted to the lock box account will be applied to amounts outstanding under the Revolving Note.

Because the Revolving Note contemplates multiple repayments and reborrowings during the term of the credit facility, there is no minimum amount that is required to be outstanding under the Revolving Note and there is no prepayment penalty associated with the Revolving Note. However, if the Company prepays any MB Note prior to November 29, 2007, the Company must also pay a prepayment premium equal to 20% of all sums due under the MB Notes.

If the Company desires to terminate the credit facility prior to November 29, 2007, the Company must pay Laurus a fee of (i) $300,000, if such termination occurs prior to November 29, 2005, (ii) $225,000, if such termination occurs on or after November 29, 2005 and prior to November 29, 2006, and (iii) $75,000, if such termination occurs on or after November 29, 2006 and prior to November 29, 2007.

As part of the financing, the Company paid Laurus a credit facility management fee of $292,500 and issued to Laurus a Common Stock Purchase Warrant (the “Laurus Warrant”) to purchase 3,846,154 shares of Common Stock. The Laurus Warrant is dated November 29, 2004, has an exercise price of $0.44 per share of Common Stock, and expires on November 29, 2009. The exercise price and the number of shares of Common Stock purchasable upon exercise of the Laurus Warrant is subject to adjustment (under formulae set forth in the Laurus Warrant) upon the occurrence of certain events, including, but not limited to, stock dividends or other distributions of Common Stock, stock splits or combinations. The Laurus Warrant also contains a restriction identical to the one found in the Notes that prohibits Laurus from converting the Laurus Warrant into any number of shares that would result in Laurus becoming the beneficial owner of more than 4.99% of the outstanding shares of Common Stock.

The Company’s obligations to Laurus under the credit facility are secured by substantially all the assets (other than intellectual property) of the Company and the Operating Subsidiaries, including the Company’s ownership interests in the Operating Subsidiaries. The Company entered into a Stock Pledge Agreement, dated November 29, 2004, with Laurus, pursuant to which the Company pledged the capital stock of the Operating Subsidiaries as security for the Company’s obligations to Laurus under the credit facility.

The Operating Subsidiaries of the Company have also entered into a Subsidiary Guaranty, dated November 29, 2004, with Laurus, pursuant to which the Operating Subsidiaries have guaranteed the obligations of the Company under the credit facility.

In connection with the financing, the Company and Laurus entered into a Registration Rights Agreement, dated November 29, 2004 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to use its commercially reasonable efforts to file, from time to time, with the Securities and Exchange Commission (the “SEC”) registration statements (each, a “Registration Statement”) for offerings to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), and have such Registration Statements be declared effective by the SEC, with respect to the resale of (i) the shares of Common Stock issuable upon the conversion of the MB Notes and (ii) the shares of Common Stock issuable upon exercise of the Laurus Warrant. The Company has no obligation to file a registration statement with respect to the resale of the shares of Common Stock issuable upon conversion of the Revolving Note. With respect to the first Registration Statement to be filed by the Company, the Company is obligated to file such Registration Statement on or prior to January 13, 2005, and have such Registration Statement declared effective on or prior to February 25, 2004. The Company will be obligated to file additional Registration Statements each time that the aggregate outstanding balance under any particular series of new MB Notes equals $2,750,000. The Company is obligated to file each such additional Registration

Statement on or prior to thirty days after such outstanding balance is reached and have such Registration Statement declared effective on or prior to sixty days after the date such Registration Statement is filed with the SEC. If (i) the Company does not have a Registration Statement on file with the SEC by the required date, (ii) the Company does not have a Registration Statement declared effective by the required date, (iii) a Registration Statement, after it is declared effective, ceases to be effective for more than twenty consecutive calendar days or more than thirty days in the aggregate during a year, or (iv) the Common Stock is not listed or quoted or is suspended from trading on any trading market for three consecutive trading days, and such suspension shall not have been lifted within thirty days or the Common Stock is not listed on another trading market, then the Company will pay to Laurus, as liquidated damages, a cash fee equal to 1.50% of the original principal amount of the MB Note for each thirty day period until the event that triggered such payment is cured.

The Registration Rights Agreement contains other covenants and indemnification provisions that are typical for registration rights agreements entered into by public companies in connection with similar credit facilities.

ITEM 2.03.	CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF BALANCE SHEET ARRANGEMENT OF A REGISTRANT

Reference is made to the disclosure provided in response to Item 1.01 of this Form 8-K with respect to the incurrence by the Company of a direct financial obligation of up to an aggregate of $7,500,000 in connection with the execution of the Notes, which disclosure is incorporated herein by this reference.

Subject to certain grace periods, the Notes and related agreements provide for the following events of default (among others):

•	Failure to pay interest and principal when due;

•	A material uncured breach or failure to perform by the Company or the Operating Subsidiaries under any of the Notes or related agreements;

•	An attachment or levy in excess of $50,000 is made upon the Company’s assets or a judgment is rendered against the Company involving a liability of more than $50,000, which is not vacated, discharged, stayed or bonded within thirty days from entry;

•	There occurs an event of default under any indebtedness of the Company or any Operating Subsidiary in excess of $50,000, and any applicable grace or cure period has expired;

•	Any form of bankruptcy or insolvency proceeding is instituted by or against the Company or the Operating Subsidiaries;

•	Any material adverse change in the condition of the Company and the Operating Subsidiaries, taken as a whole; or

•	A change in control of the Company.

If the Company defaults under the agreements with Laurus, Laurus may enforce its rights as a secured party and accelerate payments due under the credit facility and the Company may lose all or a portion of its assets. In addition to other remedies available, upon such a continuing default, Laurus may elect to require the Company to pay (i) additional interest at the rate of 2% per month and (ii) a penalty fee equal to 120% of the outstanding principal amount of the Notes, which penalty fee shall be applied to the amounts the Company owes Laurus under the credit facility. The fee for early termination of the credit facility due to a continuing event of default is (i) $300,000, if such termination occurs prior to November 29, 2005, (ii) $225,000, if such termination occurs on or after November 29, 2005 and prior to November 29, 2006, and (iii) $75,000 if such termination occurs on or after November 29, 2006 and prior to November 29, 2007.

ITEM 3.02.	UNREGISTERED SALES OF EQUITY SECURITIES

Reference is made to the disclosure provided in response to Item 1.01 of this Form 8-K, with respect to (i) the issuance by the Company of a $2,750,000 secured convertible MB Note and a $4,750,000 secured convertible Revolving Note, and (ii) the issuance by the Company to Laurus of the Laurus Warrant to purchase 3,846,154 shares of Common Stock, which disclosure is incorporated herein by this reference.

The Notes and the Laurus Warrant were offered and sold without registration under the Securities Act or the securities laws of certain states in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act and in reliance on similar exemptions under applicable state laws. Laurus has represented to the Company that Laurus is a “qualified institutional buyer”, as that term is defined in Rule 144A under the Securities Act.

ITEM 7.01	REGULATION FD DISCLOSURE

On December 2, 2004, the Company issued a press release announcing the credit facility described in Items 1.01, 2.03 and 3.02 above. A copy of the press release is attached hereto as Exhibit 99.1.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(c)	Exhibits

99.1	Press Release, dated December 2, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIGITAL LIFESTYLES GROUP, INC.
Date: December 2, 2004

	By:	/s/ J. WILLIAM WILSON
	Name:	J. William Wilson
	Title:	Vice President and General Counsel

Exhibit 99.1

The MWW Group	FOR IMMEDIATE RELEASE
Alice Thatcher
athatcher@mww.com
(201) 507-9500

DIGITAL LIFESTYLES GROUP COMPLETES $7.5 MILLION FINANCING

WITH LAURUS FUNDS

AUSTIN, TEXAS – December 2, 2004 – Digital Lifestyles Group, Inc. (OTCBB: DLFG), the maker of hip-e™ and Northgate® products, announced today that on November 30, 2004, it completed the funding of a new three-year, $7.5 million credit facility with Laurus Master Fund, Ltd., a New York-based institutional fund that specializes in direct investments in small cap companies, pursuant to an agreement executed on the same date.

The facility consists of a $4.75 million convertible revolving note and a $2.75 million convertible term note. The outstanding balance of the revolving note and the principal balance of the term note will be convertible into shares of the company’s common stock, subject to certain limitations set forth in the agreement based upon the stock’s trading volume and Laurus’ ownership position. The fixed conversion price of the notes is $0.39 per share, which is a premium over the average closing price of the company’s common stock over the ten trading days preceding the execution of the agreement. The agreement and notes contain provisions that allow for the company’s early repayment of the facility.

According to Ted Muftic, Chief Financial Officer of Digital Lifestyles Group, “We are pleased to enter into this relationship with Laurus Funds. The completion of this funding, following our recently completed equity offering, will provide us with enhanced financial flexibility to increase our working capital and fund the next growth phase of our hip-e line of products and services.”

In connection with the facility, the company also issued to Laurus warrants to purchase up to 3,846,154 shares of the company’s common stock at $0.44 per share.

Neither the issuance of the notes and the warrants nor the issuance of the shares of common stock issuable upon conversion of the notes and exercise of the warrants will be or have been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The company has agreed to file a registration statement with the Securities and Exchange

Commission registering the resale of the shares of its common stock issuable to Laurus upon conversion of the term note and exercise of the warrants.

About Digital Lifestyles Group, Inc.

Digital Lifestyles Group, Inc. designs, manufactures and markets digital lifestyle products, including software, personal computers, accessories and entertainment and communication solutions. Our products include hip-e™, the first digital lifestyle computer and entertainment system for teens, and the Northgate® line of desktop and notebook computers for consumer, business and education customers. We sell our products through our online stores (www.hip-e.com, www.northgate.com), direct sales force, third-party resellers and retail stores. More information about Digital Lifestyles Group is available at www.dig-life.com.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to significant risks and uncertainties. Although Digital Lifestyles Group believes that the expectations reflected in its forward-looking statements are reasonable, we can give no assurance that such expectations or any of the forward-looking statements will prove to be correct, and future results may differ materially from those discussed in this press release. Important information regarding the factors that may affect our future performance is included in its public reports that it files with the Securities and Exchange Commission. We disclaim any intention or obligation to revise any forward-looking statements, whether as a result of new information, future event, change in expectations, conditions or circumstances, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The inclusion of any statement in this release does not constitute an admission by us or any other person that the events or circumstances described in such statement are material.